EXHIBIT 2.0

Report of the Board of Directors of Telecom Italia S.p.A.

dated 23 January 2005

on the plan for the merger by incorporation of

Telecom Italia Mobile S.p.A.

into

Telecom Italia S.p.A.

pursuant to Article 2501-quinquies of the Italian Civil Code and Article 70.2 of the Regulation approved by CONSOB with

Deliberation no. 11971 of 14 May 1999

This is an English translation of the original Italian document

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, in or into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia’s disclosure obligations under Italian law.

Dear Shareholders,

We submit this report for your consideration; it describes, from a legal and economic perspective, the plan for the merger by incorporation of Telecom Italia Mobile S.p.A. (“Tim” or the “Company to be Absorbed”) into Telecom Italia S.p.A. (“Telecom Italia” or the “Absorbing Company”) and in particular the methods and criteria used to determine the exchange ratio of the shares of the companies involved in accordance with Article 2501 quinquies of the Italian Civil Code (“Civil Code”) and Article 70.2 of the Regulation approved by CONSOB with Deliberation No. 11971 of 14 May 1999, as amended (the “Regulation on Issuers”)

1. Description of the merger transaction and the reasons therefor

1.1 The merger transaction

1.1.1 The transaction submitted for your approval consists of the merger by incorporation of Tim into Telecom Italia pursuant to Article 2501 et seq. of the Civil Code (the “Merger”). Since the Merger involves issuers of securities listed on an Italian regulated securities exchange, it is also subject to the applicable provisions of Legislative Decree No. 58 of 24 February 1998 and the Regulation on Issuers.

For purposes of the Merger, reference is made to the respective balance sheets of Telecom Italia and Tim at 30 September 2004, prepared pursuant to Article 2501-quater of the Civil Code.

1.1.2 The Merger is the last step in the plan for the reorganization of the group headed by Telecom Italia – the guidelines of which were approved by the Boards of Directors of Telecom Italia and Tim in their meetings on 7 December 2004 and publicly disclosed on the same date – which also includes:

•	a voluntary partial tender offer for Tim ordinary shares and a voluntary tender offer for all Tim savings shares (collectively, the “Tender Offer”); and

•	the spin-off of the mobile communications business in Italy, currently operated by Tim, into a company wholly owned by Tim (the “Spin-Off”).

The intention of the companies involved is to complete the Merger as soon as possible and, specifically, to arrange for it to become effective by the end of June 2005.

1.1.3 The Tender Offer, which commenced on 3 January 2005 and terminated on 21 January 2005, represented the first step in the above-mentioned reorganization plan and must be considered as connected with and serving the purposes of the Merger.

In view of the Merger, the Tender Offer was intended to contribute to optimizing the capital structure of the Absorbing Company. Since in implementing the Merger the Tim shares held by Telecom Italia will be cancelled without exchange, Telecom Italia’s acquisition of Tim shares by means of the Tender Offer has increased the proportion of Tim’s share capital that will be cancelled and consequently reduced the amount of equity to be issued in exchange. This will have a positive effect on earnings and free cash flow yield per share, to the benefit of all the post-Merger shareholders of Telecom Italia and Tim. From a financial perspective, the equity that is not issued will in effect be replaced, as a result of the settlement of the obligations arising from the Tender Offer, by an increase in Telecom Italia’s net debt. The cost of this new debt – in terms of after-tax net financial expense – is lower than the cost – in terms of the expected dividends – which would have been incurred on the equity not issued in exchange for Tim shares purchased in the Tender Offer.

On the basis of the results of the Tender Offer, which are described below, the total consideration in respect of the Tim shares tendered is approximately €13.8 billion, of which €2.5 billion will be paid by Telecom Italia by using its own funds and approximately €11.3 billion will be raised through bank financing provided by a syndicate of banks led by JP Morgan plc (Global Coordinator), Mediobanca Banca di Credito Finanziario S.p.A. (“Mediobanca”), MCC S.p.A. – Capitalia Gruppo Bancario (“MCC”), UniCredit Banca Mobiliare S.p.A. and

Banca Intesa S.p.A. (Mandated Lead Arrangers). Consequently, the net financial debt of the Telecom Italia Group, estimated at a little less than €30 billion at 31 December 2004, will amount, excluding the other costs related to the Tender Offer, to just under €44 billion. This figure does not take into account the exercise of the call options for approximately 42 million Tim ordinary shares and 21 million Tim savings shares which were previously disclosed to the market. Moreover, it should be noted that following requests to convert Telecom Italia (originally Olivetti) 1.5% 2001-2010 convertible bonds with redemption premium received by 21 January 2005 and not yet effected, the latter amount will be reduced by approximately €1 billion as a consequence of the issuance of the corresponding shares upon conversion.

The increase in debt following the Tender Offer has not led, in line with the indication given in the announcement of the plan to reorganize the Telecom Italia Group, to a reduction in Telecom Italia’s credit rating (currently Baa2 for Moody’s, BBB+ for Standard & Poor’s, A– for Fitch). It should be noted that Standard & Poor’s and Fitch, while confirming their respective ratings, have revised their outlooks from positive to stable and from stable to negative, respectively. The rating agencies arrived at these conclusions on the basis of the maximum estimated consideration payable in connection with the Tender Offer, equal to approximately €14.5 billion.

Approximately €11.3 billion of the Tender Offer is covered by the loan debt incurred in connection with an agreement Telecom Italia entered into on 8 December 2004 for a maximum amount of €12 billion. The loan is divided into three repayment tranches with different maturities (12, 36 and 60 months, with Telecom Italia having the option, at its discretion, to extend the maturities of the first two tranches by 12 months and 9 months, respectively).

The amount borrowed under the bank financing, equal to approximately €11.3 billion, may be refinanced in the capital markets, depending on market opportunities and conditions, probably in the next two years.

The progressive reduction in the debt incurred as a result of the Tender Offer will be made possible primarily by the cash flow that will be generated, which is expected to be at least in line with the plans announced in March 2004.

1.1.4 The next step in the planned reorganization of the Telecom Italia Group is the Spin-Off, which, by maintaining the autonomy of the domestic mobile communications business, is in line with an assessment of what would be desirable from a regulatory and accounting perspective in the context of the overall reorganization plan and at the same time is an efficient way to meet the need for transparency in the relationship between fixed and mobile communications. As mentioned above, the business to be spun-off includes Tim’s domestic mobile communications activities, but not the following items related primarily to Tim’s international business: (i) the 100% equity interest held by TIM in TIM International N.V. (“TIM International”), the holding company for equity investments in foreign companies operating in the mobile communications sector with a book value, including payments for future increases in capital, of €4,582 million; (ii) the reserve for risks in respect of guarantees issued on behalf of foreign affiliates, amounting to €198 million; (iii) the guarantees granted and received in relation to the foreign sector, included in the memorandum accounts, for a total of €982 million; (iv) the advance taxes, related to the international assets, amounting to €813 million; (v) the balance of the current account held by TIM with Telecom Italia; and (vi) certain other financial and tax items. The above amounts, included here merely for explanatory purposes, are recorded in Tim’s balance sheet at 30 September 2004.

In this respect it should be noted that Tim has established Tim Italia S.p.A., the company to which Tim’s domestic mobile communications business is intended to be transferred in the Spin-Off (“Tim Italia”), by means of a unilateral act. Tim has also applied, pursuant to Article 2343 of the Civil Code, for the appointment of an appraiser to prepare the valuation report for the business to be spun off. Likewise, for regulatory purposes, Tim has notified the Ministry for Communications pursuant to Article 25.8 of Legislative Decree No. 259 of 1 August 2003.

As a result of the Spin-Off and before the effective date of the Merger – since it is expected that the transfer deed will be executed and filed with the relevant office of the Company Register by the end of March 2005 – Tim Italia will succeed to the authorizations held by Tim for the provision of mobile communications services in Italy.

Accordingly, at the time of the Merger, Tim will have 100% control of Tim Italia, the company to which the domestic mobile communications business of Tim will be transferred, and of Tim International.

Under the proposed Merger, Telecom Italia will succeed to all of Tim’s legal rights and obligations in respect of the latter’s assets and liabilities, except for those pertaining to the business transferred to Tim Italia. At the same time, Telecom Italia will become the direct holder of 100% of the capital of both Tim Italia and Tim International and will be responsible for their direction and coordination.

1.1.5 At the end of the acceptance period of the Tender Offer on 21 January 2005, the following shares had been tendered: 2,639,154,665 ordinary shares (corresponding to approximately 31.2% of Tim’s ordinary share capital and approximately 107.4% of the ordinary shares that were the subject of the ordinary share offer) and 8,463,127 savings shares (corresponding to approximately 6.4% of Tim’s savings share capital and of the savings shares that were the subject of the savings share offer). Following the proration of the Tim ordinary shares tendered, Telecom Italia therefore owns, directly and indirectly, 7,190,583,124 Tim ordinary shares (corresponding to approximately 84.8% of the company’s ordinary share capital and approximately 85.539% of its total share capital) and 8,463,127 Tim savings shares (corresponding to approximately 6.4% of the company’s savings share capital and approximately 0.098% of its total share capital).

Telecom Italia’s Board of Directors has favorably assessed the results of the Tender Offer, especially in view of the fact that the Tim ordinary shares tendered exceeded the number of Tim ordinary shares subject to the Tender Offer, thus demonstrating the market’s appreciation of the transaction and making it possible to achieve the objective of optimizing Telecom Italia’s balance sheet and financial structure upon completion of the Merger. For this reason, Telecom Italia’s Board of Directors has decided to waive the Tender Offer effectiveness conditions concerning the minimum threshold of acceptances for Tim savings shares, thereby confirming the effectiveness of the Tender Offer and accepting to purchase the smaller quantity of Tim savings shares tendered, and to proceed with the integration process.

It should also be noted that, as a result of the exercise of the options which were previously disclosed to the market (for approximately 21 million Tim savings shares) and the execution of securities lending agreements (for approximately 37 million Tim savings shares), following the Tender Offer Telecom Italia will be entitled to vote approximately 50.3% of the shares entitled to vote in the special meeting of Tim savings shareholders that will be called to approve the Merger resolution.

1.1.6 Under Article 2504-ter of the Civil Code, the Merger will result in the cancellation of the Tim shares held by Telecom Italia at the effective date of the Merger without exchange and in the cancellation of the treasury shares held by Tim. Holders of Tim ordinary and savings shares other than Telecom Italia will instead be assigned newly issued Telecom Italia ordinary and savings shares on the basis of the exchange ratio described below (see primarily Section 4 below).

Regulations are being promulgated which mandate the adoption, in Italy, of the IAS/IFRS international accounting standards for the preparation of financial statements. In particular, for companies with shares listed on regulated securities exchanges, the adoption of these standards will be mandatory for their 2005 consolidated annual financial statements and optional for their company annual accounts.

Telecom Italia is currently analyzing and assessing whether to adopt the IAS/IFRS standards not only for the consolidated financial statements of the Telecom Italia Group, but also for the Telecom Italia S.p.A. 2005 annual financial statements for civil law purposes.

If the Italian accounting standards are applied for the 2005 annual financial statements of Telecom Italia S.p.A. for civil law purposes, it will be possible to account for the Merger at book value, thereby giving rise to both a “cancellation deficit” (the difference between the book value of the Tim shares held by Telecom Italia, including those acquired through the Tender Offer, and the value of the corresponding portion of shareholders’ equity) and an “exchange deficit” (the difference between the increase in capital for the exchange and the corresponding portion of the Tim shareholders’ equity acquired). The cancellation deficit could be allocated to increase the book value of Tim assets at the time of the Merger (the equity interests in Tim Italia and Tim International), while the exchange deficit could be allocated to the reduction of the reserves included in Telecom Italia’s shareholders’ equity.

As for the financial statements of the Telecom Italia Group, which will have to be prepared on the basis of the new IAS/IFRS accounting standards, the Merger will be accounted for on a fair value basis and the merger differences will therefore be allocated to the tangible and intangible assets and to the liabilities of TIM Italia and Tim International and their subsidiaries, while any portion not so allocated will be recorded as goodwill.

1.1.7 As part of the share exchange, holders of Tim savings shares will be assigned Telecom Italia savings shares.

It should be noted that, from a formal legal perspective, Telecom Italia savings shares are entitled to a smaller dividend premium compared to ordinary shares than that to which holders of Tim savings shares are currently entitled compared to Tim ordinary shares.

Tim savings shares entitle their holders, among other things, to the right to a premium with respect to any profit distributed to ordinary shareholders equal to 20% of their par value of €0.06 and to the right to the distribution of net profits, after deducting the amount to be allocated to the legal reserve, up to 5% of their par value. In contrast, Telecom Italia savings shares entitle their holders the right to the distribution of net profits up to 5% of their par value of €0.55, and the right to a premium with respect to any dividend distributed to ordinary shareholders equal to 2% of their par value.

Because of these different rights, the resolution approving the Merger Plan will be submitted for approval to the special meeting of Tim savings shareholders; holders of Tim savings shares who do not vote in favor of the Merger will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, subparagraph g), of the Civil Code.

It should be noted, however, that from a substantive economic perspective, the exchange will lead to an improvement in the entitlement to profits of Tim savings shareholders as regards the quantification of their premium, since each Tim savings share with a par value of €0.06 will be exchanged for more than one Telecom Italia savings share with a par value of €0.55 (on the basis of the exchange ratio of 2.36 Telecom Italia savings shares for each Tim savings share; see Section 4 below), so that the post-exchange dividend premium for each former Tim savings share will be calculated with reference to a higher total par value of €0.55 x 2.36 = €1.30 instead of €0.06. Consequently, the post-exchange dividend premium for holders of Tim savings shares – with respect to the dividend premium compared to ordinary shares – for each Tim savings share held, equal to 20% x €0.06 = €0.012, will increase as a consequence of the exchange for Telecom Italia savings shares to 2% x €1.30 = €0.026. In this way the right to a smaller premium in relative terms will be more than offset in absolute terms.

1.1.8 On 14 December 2004, Telecom Italia published a notice in the Italian Official Gazette concerning the right of holders of Telecom Italia 1.5% 2001-2010 convertible bonds with redemption premium to exercise their conversion rights under Article 2503-bis, second paragraph, of the Civil Code.

The above-mentioned bonds are continuously convertible subject to the provision on the suspension of conversion rights contained in Article 6(iv) of the terms and conditions of the bonds. Under these terms and conditions, conversion rights will be suspended from the day after the meeting of the Board of Directors that calls the shareholders’ meeting to approve the Merger Plan. However, as announced on 31 December 2004, in view of the planned addition of the approval of the annual financial statements to the agenda of such shareholders’ meeting, the intention is to apply the special provision under the terms and conditions for the case in which the shareholders’ meeting is called to approve the distribution of a dividend. Accordingly, from the day following the above-mentioned addition to the agenda, it will again be possible to exercise conversion rights for 14 days. From the 15th day following the meeting of the Board of Directors held to approve the financial statements for the year ended 31 December 2004 until the dividend payment day, inclusive, the right to exercise conversion rights will again be suspended.

1.1.9 The shareholders’ meeting of Telecom Italia called to approve the Merger will also be called to approve the increases in share capital required by Tim’s stock option plans, to the extent such plans are still effective. The number of shares obtainable upon the exercise of Tim stock options will be adjusted to take account of the exchange ratio.

1.1.10 Following the Merger, Telecom Italia’s ordinary and savings shares will continue to be listed on the Mercato Telematico Azionario operated by Borsa Italiana S.p.A. and on the New York Stock Exchange in the form of ADSs (American Depository Shares, each of which represents ten ordinary or savings shares). As regards the listing of Telecom Italia’s ordinary shares on the Frankfurt Stock Exchange, in the light of the decisions adopted by the Board of Admission of the Frankfurt Stock Exchange, the shares will be delisted by the effective date of the Merger.

1.1.11 Lastly, it should be noted that Article 22 of Telecom Italia’s bylaws contains clauses which, pursuant to Article 2 of Law 474 of 30 July 1994, grant the Minister for the Economy and Finance certain special powers, to be exercised in agreement with the Minister for Productive Activities.

At the end of the meeting of Telecom Italia’s Board of Directors on 7 December 2004, pursuant to Article 22.b) of the bylaws and Article 2 of Law 474 of 30 July 1994, the company notified the Minister for the Economy and Finance of the commencement of the plan for the reorganization of the Group.

The Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that he does not consider that the conditions exist for the exercise of the veto right with respect to the adoption of the Merger resolution by Telecom Italia’s shareholders’ meeting.

1.2 Companies participating in the Merger

1.2.1 Telecom Italia, together with the group of which it is the parent company, is one of the leading international groups operating in the telecommunications services sector and, more generally, in the information and communications technology sector.

The following tables provide selected historical operating, cash flow and financial data for the Telecom Italia Group and Telecom Italia, as reported in the financial statements for the first nine months of financial years 2004 and 2003 and in the 2003 financial statements.

Selected operating, cash flow and financial data for the Telecom Italia Group and Telecom Italia

TELECOM ITALIA GROUP

Operating and cash flow data (millions of euro)	1.1- 30.9.2004	1.1- 30.9.2003	Year 2003
Sales and service revenues	22,912	22,682	30,850
Gross operating profit	10,788	10,648	14,280
Operating income before amortization of goodwill on consolidation differences	6,607	6,639	8,619
Operating income	5,442	5,214	6,789
Income before taxes	3,690	3,858	3,442
Consolidated net income before minority interests	1,518	2,889	2,428
Consolidated net income: Telecom Italia	745	1,881	1,192
Consolidated cash flow (1)	6,399	7,901	9,207
Free cash flow from operations (2)	6,585	7,360	9,233

1.	Calculated as: Consolidated net income (loss) before minority interests plus amortization and depreciation.
2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	52,635	54,573	55,892
Working capital	(1,824)	(638)	(462)
Net invested capital	50,811	53,935	55,430
Financed by:
Consolidated shareholders’ equity:	19,390	20,589	21,177
• Telecom Italia	15,141	16,092	16,814
• Minority interests	4,249	4,497	4,363
Consolidated net financial debt:	31,421	33,346	34,253
• Medium/long-term	34,020	30,545	28,806
• Short-term	(2,599)	2,801	5,447

TELECOM ITALIA S.p.A.

Operating and cash flow data (millions of euro)	1.1- 30.9.2004	1.1- 30.9.2003	Year 2003
Sales and service revenues	11,793	11,872	16,033
Gross operating profit	5,526	5,510	7,433
Operating income	3,256	3,169	4,139
Income before taxes	1,664	1,378	1,728
Net income	894	2,012	2,646
Cash flow (1)	2,897	4,121	5,565
Free cash flow from operations (2)	3,782	3,669	4,702

1.	Calculated as: Net income (loss) plus amortization and depreciation.
2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	47,544	48,604	49,858
Working capital	230	3,079	1,063
Net invested capital	47,774	51,683	50,921
Financed by:
Shareholders’ equity:	15,533	16,356	15,688
• Share capital	8,858	8,854	8,846
• Reserves and retained earnings	5,781	4,856	4,830
• Net income for the period	894	2,646	2,012
Net financial debt (positive financial position)	32,241	35,327	35,233
• of which short-term	3,286	14,635	13,199

1.2.2 Tim, together with the group of which it is the parent company, is one of the leading international groups operating in the telecommunications services sector, and more specifically in mobile telecommunications under license or in a free market. Its activities include the design, implementation, management and sale of telecommunications, information and communication technology and electronic systems. Tim’s main international markets are in South America and the Mediterranean basin.

The following tables provide selected historical operating, cash flow and financial data for the Tim Group and Tim, as reported in the financial statements for the first nine months of financial years 2004 and 2003 and in the 2003 financial statements.

Selected operating, cash flow and financial data for the Tim Group and Tim

TIM GROUP

Operating and cash flow data (millions of euro)	1.1- 30.9.2004	1.1- 30.9.2003	Year 2003
Sales and service revenues	9,499	8,635	11,782
Gross operating profit	4,574	4,157	5,502
Operating income before amortization of goodwill on consolidation differences	3,199	3,021	3,885
Operating income	3,129	2,944	3,786
Income before taxes	3,100	3,441	4,207
Consolidated net income before minority interests	1,724	2,041	2,456
Consolidated net income: Parent Company	1,664	1,970	2,342
Consolidated cash flow (1)	3,048	3,156	3,998
Free cash flow from operations (2)	2,829	3,123	3,746

1.	Calculated as: Consolidated net income before minority interests plus amortization and depreciation.
2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	9,247	9,276	9,064
Working capital	(1,925)	(2,407)	(2,015)
Net invested capital	7,322	6,869	7,049
Financed by:
Consolidated shareholders’ equity:	7,382	7,803	7,535
• Parent Company	6,827	7,295	7,049
• Minority interests	555	508	486
Consolidated net financial debt	(60)	(934)	(486)
• Medium/long-term	490	585	668
• Short-term	(550)	(1,519)	(1,154)

TIM S.p.A.

Operating and cash flow data (millions of euro)	1.1- 30.9.2004	1.1- 30.9.2003	Year 2003
Sales and service revenues	7,381	6,980	9,469
Gross operating profit	4,076	3,805	5,035
Operating income	3,201	2,969	3,863
Income before taxes	3,376	3,081	3,852
Net income	2,143	1,846	2,322
Cash flow (1)	2,977	2,634	3,405
Free cash flow from operations (2)	3,038	3,409	4,201

1.	Calculated as: Net income (loss) plus amortization and depreciation.
2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	9,741	9,161	8,576
Working capital	(1,347)	(1,622)	(1,170)
Net invested capital	8,394	7,539	7,406
Financed by:
Shareholders’ equity:	8,899	8,957	8,481
• Share capital	514	514	514
• Reserves and retained earnings	6,242	6,121	6,121
• Net income for the period	2,143	2,322	1,846
Net financial debt	(505)	(1,418)	(1,075)
• of which short-term	(505)	(1,418)	(1,075)

1.3 Reasons for the Merger, business objectives and plans to achieve them

The Merger satisfies a series of business needs prompted by the progressive, increasing integration between fixed and mobile communications platforms. The evolution of the market and the defense of the creation of value also require an adaptation of business models and organizational strategies, an objective that the merger by incorporation of Tim into Telecom Italia is intended to promote, in order to strengthen the competitiveness of the post-Merger company.

To capture the benefits made available by the integration of platforms and services, at a time of significant technological discontinuity, it is desirable to undertake a corporate structural reorganization that will guarantee the unitary governance of business processes that a situation of partial control of capital does not fully allow. The corporate integration that will be implemented will make it possible to overcome the constraints inherent in the existing ownership structure, notwithstanding the scope for coordination typical of a group structure. Today, in fact, the process of integration is inevitably conditioned by the existence of two sets of shareholders in the market, whose interests have to be pursued separately as regards strategic investments and business plans. Only complete integration can overcome these limitations, by eliminating every possible conflict and simultaneously promoting the most efficient distribution of costs and benefits between the parent company and the subsidiary.

The reorganization will make it possible to respond to the need for integration expressed by customers, to capitalize on the complementary features of the services offered in order to foster consumption, and at the same time to capture all the benefits deriving from the synergies between the different business areas.

The demand for telecommunications services is growing, driven by the spread of broad-band in wireline business and by the new services supplied in the mobile segment. In particular:

•	electronic communications on the wireline network have enriched the supply of traditional “voice” and “data” services by adding the innovative services made possible by XDSL technology and fiber optics;

•	electronic communications on the new-generation mobile networks (GPRS, EDGE and UMTS) now afford mobility not only for voice services but also for data, Internet and media services.

There are sectors in which customers increasingly feel the need to use the services made possible by the new technologies seamlessly, regardless of where they are. Furthermore, technological innovation is significantly increasing the interaction between the different networks (fixed and mobile, voice and data) and between the supply of telecommunications services and that of adjacent sectors, such as information technology, media and consumer electronics.

The leading manufacturers of telecommunications equipment and terminals have oriented their technological investments to satisfying the market’s new needs:

•	telecommunications networks are rapidly evolving into “multimedia networks” thanks to the spread of the IP protocol and the adoption of homogeneous wireline and mobile multiservice platforms;

•	the new wireline and mobile terminals satisfy multiple functions and convergent handsets permit seamless access to wireline and mobile services.

The rapid spread of this equipment will allow telecommunications operators to benefit from the potential synergies deriving from a more closely integrated management of wireline and mobile electronic communications businesses and thus to be well positioned to cope with a scenario likely to be characterized by the saturation of the market in traditional telephone services and the trend of eroding prices and margins.

The leading operators in the Italian and European telecommunications market are preparing to respond to the latest technological and market developments on three main fronts:

•	better coordination and distribution of customer relations between the various segments (integration of sales channels and responsibilities for specific segments, brand management);

•	strengthening of certain critical functions for comparative advantage (guidance of IT and network technological choices; management of research; purchasing; content acquisition and management; and coordination of supply policies);

•	defense of margins through programs to recoup efficiency by exploiting synergies across the different business areas (common management of IT and network infrastructures, convergent evolution of applications platforms, and common content acquisition and management).

In this setting, the Telecom Italia Group already ranks in the top tier among European competitors in all business areas in terms of growth, profitability and product innovation. This is the result of the substantial investments made in technological innovation, which today provide the Group with a network infrastructure considered future-proof, ready to host and handle the portfolio of new generation products and services.

As mentioned above, however, the evolution of the market and the defense of the creation of value also require an adaptation of current business models and organizational strategies, an objective that the merger by incorporation of Tim into Telecom Italia is intended to promote.

The Merger, together with the Spin-Off, will simplify the Group’s ownership structure by maintaining the domestic mobile communications business under an unlisted, wholly owned subsidiary of Telecom Italia, thereby creating optimal conditions for grasping the opportunities to realize the synergies referred to above.

The following additional advantages will also be pursued through the Merger:

•	to optimize financial and cash flows within the Group by managing Group debt more efficiently and making better use of financial leverage. At the same time, Telecom Italia’s current shareholders will have access to all the cash flow generated by the mobile communications business;

•	to enable Telecom Italia to optimize, in conjunction with the Tender Offer, its own financial structure and to reduce the weighted average cost of capital employed compared with its current cost. In fact, the purchase of Tim shares is financed by means of an increase in net financial debt, whose cost, net of the tax effect, is lower than the cost which would have been incurred by the additional amount of equity not issued in exchange for Tim shares acquired in the Tender Offer. The consequent reduction in the weighted average cost of capital is likely to favor the full value potential of the shares of Telecom Italia as the company resulting from the Merger and thus the creation of value for the shareholders.

As mentioned above, the Merger serves to promote the adaptation of the Group’s business models and organizational strategy to the evolution of the market and the defense of the creation of value for shareholders.

The integration process, involving actions designed to improve efficiency and to enhance strategic and operational effectiveness, primarily concerns the Networks and Information Technology, Customer Operations, the Supply of Innovative Services and Sales Channels business areas and will be implemented in compliance with applicable sector and antitrust laws. The main projects under consideration concern:

Networks and Information Technology

•	Joint development of network and platform architectures for wireline and mobile products and services;

•	Integration and synergies in connection with networks for access traffic and IP backbone traffic, for example, through joint planning of requirements and development processes;

•	Joint development, operation and maintenance of network information systems;

•	Design of the new integrated network model.

Customer Operations

•	Joint development of IT applications providing support for the management of the business;

•	Increase in customer care efficiency and service levels by adoption of the best practices developed in Telecom Italia and Tim;

•	Synergies in connection with the supply of customer information services (e.g., the 12 and 412 customer information services).

Supply of Innovative Services and Sales Channels

•	Development of convergent services for the consumer market (e.g., seamless access to mail, interoperability of fixed and mobile services, and standardization of mimicking) and for the business market (e.g., mobile use of corporate applications by means of extended enterprise models);

•	Increase in the effectiveness of sales channels and search for efficiency gains in overlapping commercial services while maintaining separate offers;

•	Development of a multimedia portal accessible from fixed and mobile network terminals and enhancement of Group contents and brands.

Procurement

•	Optimization of the distribution logistics for commercial products;

•	Exploitation of the synergies between network operating structures and joint evaluation of make-or-buy options;

•	Elimination of duplication and harmonization of service standards in Facility Management and General Services.

Working groups have been formed to define the scope for integration, specify and develop integration plans and lay down how they are to be implemented. The groups are headed by an Integration Committee that provides guidance and control, by ensuring observance of specific responsibilities over the development of the overall integration plan. Consistently with the integration plan, the organizational and operational restructuring will be based on three guidelines: a market plan aimed at increasing the effectiveness of customer relations; an efficiency plan for the rationalization of internal and external structures; and an organizational development plan. The synergies expected from the Merger, the broad outlines of which have already been identified and whose economic benefits and other advantages will be detailed and announced by mid-April 2005, are the result of analyses and evaluations undertaken by the managers involved in the integration plans referred to above.

2. The values attributed to Telecom Italia and Tim for the purpose of determining the exchange ratio

For the valuations needed to establish the exchange ratio, Telecom Italia’s Board of Directors was assisted by qualified financial advisors, namely JPMorgan Chase Bank N.A. (“JPMorgan”), Mediobanca and MCC, acting as Lead Advisors. Furthermore, in accordance with international best practice, the Committee responsible for internal control and corporate governance (consisting exclusively of independent directors) appointed as additional financial advisor Goldman Sachs International (“Goldman Sachs”).

Telecom Italia’s Board of Directors — taking into account the foreseen distribution of dividends on Telecom Italia and TIM shares in April 2005, assumed to be in line with the respective dividends per share paid in May 2004, and after careful analysis of the valuations presented by the financial advisors, with whose valuation methodologies applied and described in Section 3 below it agreed — has identified the following ranges for the values of the shares of the companies participating in the Merger for purposes of establishing the exchange ratio:

	Minimum	Mean	Maximum
Values per Tim ordinary share (euros)	5.07	5.33	5.58

	Minimum	Mean	Maximum
Values per Tim savings share (euros)	5.05	5.31	5.57

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	2.89	3.12	3.34

	Minimum	Mean	Maximum
Values per Telecom Italia savings share (euros)	2.09	2.25	2.41

It should be noted that the values in the above tables, as well as those in all the tables in Section 3 below, have been rounded, albeit without any material impact on the results.

3. The exchange ratio established and the methods applied in its determination

3.1 Valuation methodologies applied

3.1.1 As a preliminary matter, it should be noted that the aim of the valuation of the companies participating in a merger is to obtain values that are meaningfully comparable.

Consistent with this objective, and in accordance with standard practice, a uniform yardstick must be adopted throughout the whole valuation process in order to protect the interests of the shareholders of Telecom Italia and Tim, respectively. This does not necessarily mean that identical valuation methods must be used for all the companies directly or indirectly involved in a merger, especially if they operate in different sectors, but rather that the same approach to valuation must be adopted.

Since, as mentioned above, the exclusive objective of merger valuations is to establish meaningfully comparable values, it must be emphasized that the methods adopted in the context of valuations for merger purposes and the related results may differ from those used for valuations having different purposes.

Accordingly, the exchange ratio was established by applying valuation methodologies that are commonly used in Italy and internationally for transactions of this kind and for businesses active in the relevant sectors.

In particular, account was taken of the comparative valuation of the companies involved and priority was given to the homogeneity and comparability of the criteria applied rather than a simple estimate of the equity value of each company on a stand-alone basis.

In this perspective, the valuations were undertaken considering, as required, the two companies as separate entities notwithstanding the strategic, operational and financial synergies expected from the Merger, as well as control premiums and minority discounts associated with the holding of equity interests.

3.1.2 For the valuation of Tim, the fundamental method applied was the Discounted Cash Flow method.

The Discounted Cash Flow method determines the value of a company or an economic activity as a whole. It is based on the assumption that the value of a company or an economic activity is equal to the present value of future cash flows. These flows can be determined analytically as follows:

+	Earnings before interest and tax (EBIT)
-	Taxes
+	Depreciation and other non-cash allowances
-	Fixed investments
+/-	Change in net working capital

Under this method, the value of the economic capital of a company or an economic activity is equal to the sum of (i) the discounted value of the expected cash flows and (ii) the terminal value of the company or the economic activity, less (iii) the net financial debt and minority interests, as expressed by the following formula:

W	=	n S t=1
			FCt (1+WACC)[t]	+	VT (1+WACC)[n]	- DFt0

where:

W	=	Value of the economic capital
FC t	=	Annual cash flow expected in period t
VT	=	Terminal value
DF	=	Net financial debt and minority interests at time t=0
n	=	Number of projection periods
WACC	=	Weighted average cost of capital

The terminal value is the value of the company or economic activity to be valued at the end of the period covered by the projections and is determined assuming that the duration of the business is unlimited.

The terminal value was determined using two alternative methods:

(i) the perpetual growth method in accordance with the following formula:

VT = FC / (WACC – g)

where:

VT	=	Terminal value
FC	=	Normalized cash flow
g	=	Perpetual growth rate
WACC	=	Weighted average cost of capital

(ii) the exit multiple method, according to which the terminal value is determined based on a multiple of the EBITDA expected for the last year of the period covered by the projections considered.

The terminal value obtained in this way is treated as if it were an additional cash flow and thus is discounted using the weighted average cost of capital, which represents the weighted average (on the basis of the financial structure of the company economic activity) of the costs of the different forms of financing used (equity capital and debt capital net of tax effects):

WACC = Kd (1 – t)	D	+ Ke	E
	D + E		D + E

where:

Kd	=	Cost of debt capital
Ke	=	Cost of equity capital
D	=	Debt capital
E	=	Equity capital
t	=	Tax rate

In particular, the cost of debt capital represents the long-term interest rate applicable to companies or economic activities with a similar risk profile, net of the tax effect. The cost of equity capital, in contrast, reflects the rate of return expected by the investor taking into account the relative risk, calculated using the Capital Asset Pricing Model, expressed in accordance with the following formula:

Ke = Rf + ß(Rm – Rf)

where:

Ke	=	Cost of equity capital
Rf	=	Rate of return on risk-free investments
b	=	Coefficient that measures the correlation between the rate of return expected on an investment and the rate of return expected on the reference equity market
Rm	=	Expected equity market rate of return
(Rm- Rf)	=	Risk premium required by the equity market compared to the rate of return on risk-free investments

3.1.3 For the valuation of Telecom Italia, the fundamental method applied was the Sum-of-the-Parts method, which represents standard market practice for the valuation of a group operating in several sectors.

Under the Sum-of-the-Parts method, the value of a company’s economic capital is calculated as the sum of the values of its separate units, as economic entities that can be valued independently, suitably adjusted to take into account the company’s financial position and minority interests, where material, and other factors such as off-balance-sheet items and potential tax benefits.

As regards the separate units, in view of the complexity and extent of the structure of the Telecom Italia Group and of the many sectors in which it operates, it was deemed advisable to value each of them on the basis of the methodologies considered most appropriate to the specific circumstances. In particular, the valuation of the principal assets was based on the Discounted Cash Flow method, while the remaining assets, which are of limited importance in the overall valuation, were valued using, depending on the circumstances, the stock market price method, the market multiples method, balance sheet values, the Discounted Cash Flow method and/or the values published in analysts’ research reports on such activities, where available.

3.1.4 The exchange ratios obtained by applying the above methods were tested using the stock market price method, which, in this case involves a consideration of the ratio between the stock market prices of the shares of the companies participating in the merger.

This method is considered significant in merger valuations when the average volumes traded are large; in such circumstances, the prices established by the financial markets provide a meaningful baseline for purposes of a comparison of the profitability, soundness, growth prospects and risk profile of the companies from the perspective of investors and thus for the ratio between the values of the companies involved in the merger.

In applying this method, it is necessary to strike a balance between the need to mitigate the volatility of daily share prices by considering a sufficiently long period and the need to use recent data that are indicative of the market values of the companies in question.

Since both Tim and Telecom Italia are listed on Borsa Italiana’s Mercato Telematico electronic share market and are among the largest Italian companies in terms of market value, it was considered that the stock market prices method constituted a reliable benchmark.

3.2 Application of the chosen valuation methodologies

This subsection contains a description of the manner in which the valuation methods discussed in Subsection 3.1 above were applied to the companies participating in the Merger in order to determine the exchange ratios.

In the case of the activities for which the Discounted Cash Flow method was used, as mentioned in the previous subsection, the method was applied with a view to determining the fundamental value of the companies for financial investors and on the basis of the following approach:

•	reference was made to the cash flows of the individual activities as set forth in the business and financial plans developed by the business units of the Telecom Italia Group;

•	the growth rates used for the financial projections beyond 2007, used by certain financial advisors, as well as the growth rates for the calculation of the terminal value in accordance with the perpetual growth method, reflect growth prospects consistent with the relevant market benchmarks. The terminal value, where determined on the basis of this method, is consistent with the multiples implicit in the current prices of comparable companies. Moreover, multiples of comparable companies represent the basis for the calculation of the terminal value using the alternative exit multiple method;

•	the weighted average cost of capital (WACC) reflects assumptions which are consistent with market benchmarks relating to the cost of debt capital and the cost of equity capital (rate of return on risk-free investments, Beta coefficient, risk premium required by the equity market), as well as with the capital structure of the activity to be valued.

In applying the Discounted Cash Flow method, reference was made to the cash flows from operations for the main activities based on the update, for the period 2004-2007, of the business and financial plans approved and announced to the market in March 2004. The plans were developed by management in accordance with the strategic, operating and financial objectives of the Group. Both the average annual organic growth rate (i.e. at constant scope of consolidation and exchange rates) of EBITDA (2003-2006 compound annual growth rate, or CAGR, in excess of 5.5%) and the Net Financial Position at 31 December 2004 (less than Euro 30 billion) were confirmed.

As regards the main Business Units, on the one hand, fixed telephony, in a market which continues to enjoy prospects of an average annual growth rate higher than 2%, confirms an average annual organic growth rate of EBITDA in excess of 2%, primarily due to a stable customer base, achieved by broadening the range of wireline services and products offered and by the growth of broadband services in Italy and abroad (France and Germany), also driven by the launch of new value added services (VAS) and innovative content.

On the other hand, mobile telephony confirms its main growth drivers in the domestic business: development and differentiation of the wireless services and products offered: enhancement of value added services (multi-messaging and interactive VAS); customer focus; technological strength (EDGE/UMTS and combined services); and an increase in the average revenue per user (ARPU). The growth of the international business, where it has been decided to exit the Venezuelan market, continues to be driven by Brazil. In Brazil, a substantial expansion of the customer base is expected and the second position will be maintained through the continuation of the strengthening of customer care, brand development and positioning innovation in the services and products offered, and improved territorial coverage. This allows a double-digit EBITDA average annual organic growth trend for the mobile communications activity as a whole and gross operating profits of more than 53% for the Italian market to be confirmed, in line with the figures announced to the market.

In reaching its own conclusions, Telecom Italia’s Board of Directors acknowledged that, among a number of available valuation methods, each financial advisor used those valuation methods deemed more appropriate considering the activities of both the Absorbing Company and the Company to be Absorbed, and that, in spite of the different methods adopted, all financial advisors reached consistent conclusions.

3.2.1 Tim

As mentioned above, Tim was valued using the Discounted Cash Flow methodology as the fundamental method, for verification and control purposes, the methodolgoies of market multiples, transaction multiples and the values published in analysts’ research reports, where available, were used.

The estimated Net Financial Position at 31 December 2004, adjusted to take account of minority interests, where material, the effects of the expected sale of Corporacion Digitel (Venezuela) and certain tax benefits, was added to the value calculated in accordance with the methodologies mentioned in the preceding paragraph.

The table below shows the minimum, mean and maximum values per Tim ordinary share, obtained using the fundamental method described above, before the distribution of dividends expected in April 2005, and thus before the completion of the Merger.

	Minimum	Mean	Maximum
Values per Tim ordinary share (euros)	5.32	5.58	5.84

The table below shows the minimum, mean and maximum values per Tim savings share calculated on the basis of the average market discount of the last month, last three months and last six months before 3 December 2004, as well as the discount on the last day of trading of Telecom Italia and Tim shares before the announcement of the transaction (3 December 2004), resulting in the application of a discount of approximately zero.

	Minimum	Mean	Maximum
Values per Tim savings share (euros)	5.31	5.58	5.84

The table below shows the minimum, mean and maximum values per Tim ordinary and savings share, obtained using the fundamental method described above, and adjusted for the distribution of dividends expected in April 2005.

	Minimum	Mean	Maximum
Values per Tim ordinary share (euros)	5.07	5.33	5.58
Values per Tim savings share (euros)	5.05	5.31	5.57

It should be noted that the potential exercise of financial instruments that may give rise to the subscription of Tim shares (stock options) was taken into account solely to the extent that their exercise was reasonably likely on the basis of their relative profitability.

3.2.2 Telecom Italia

As mentioned above, Telecom Italia was valued using the Sum-of-the-Parts methodology as the fundamental method.

In applying this method, the valuation of the principal activities (Telecom Italia S.p.A. and Tim) was based primarily on the Discounted Cash Flow method. In particular, Tim was valued based on the range of values obtained using this method. Depending on the circumstances, the remaining activities – listed below – were valued using the stock market price method, the market multiples method, balance sheet values, the Discounted Cash Flow method and/or the values published in analysts’ research reports on such activities, where available:

•	fixed telephony activities included in the Wireline division but outside the perimeter of Telecom Italia S.p.A.;

•	Telecom Italia Media group;

•	IT Services Market division;

•	Olivetti Tecnost group;

•	equity interests in Entel Bolivia and Entel Chile;

•	other activities and equity interests.

The estimated net financial position at 31 December 2004, adjusted to take account of the effects of the proportional net indebtedness and minority interests, where material, certain off-balance-sheet items and tax benefits, as well as the pro forma effect of the conversion of the Telecom Italia 1.5% 2001-2010 convertible bonds with redemption premium (consistent with the fully-diluted method, which assumes the conversion into ordinary shares), was added to the sum of the values obtained in the manner described in the preceding paragraph.

The Telecom Italia treasury shares held both directly and indirectly were valued using the method which consists in determining the value of a Telecom Italia share by dividing the value of the company’s economic capital (calculated without considering the holding of treasury shares) by the number of shares (fully-diluted), excluding the treasury shares.

The table below shows the minimum, mean and maximum values per Telecom Italia ordinary share, obtained using the Sum-of-the-Parts fundamental method, before the distribution of dividends expected in April 2005, thus before the completion of the Merger.

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	2.99	3.22	3.44

The table below shows the minimum, mean and maximum values per Telecom Italia savings share calculated on the basis of the average market discount of the last month, last three months and last six months before 3 December 2004, as well as the discount on the last day of trading of Telecom Italia and Tim shares before the announcement of the transaction (3 December 2004), resulting in a discount of between 26% and 27%.

	Minimum	Mean	Maximum
Values per Telecom Italia savings share (euros)	2.21	2.37	2.52

The next table shows the minimum, mean and maximum values per Telecom Italia ordinary and savings share, obtained using the Sum-of-the-Parts fundamental method, and adjusted for the distribution of dividends expected in April 2005.

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	2.89	3.12	3.34
Values per Telecom Italia savings share (euros)	2.09	2.25	2.41

It should be noted that the potential exercise of financial instruments that may give rise to the subscription of Telecom Italia shares (stock options and convertible bonds) was taken into account solely to the extent that their exercise was reasonably likely on the basis of their relative profitability.

It should also be noted that the effects of the Offer for Tim ordinary and savings shares do not require the Exchange Ratio to be altered since the Offer was made on terms consistent with the valuations used to determine the Exchange Ratio. In fact, in the context of the valuation of Telecom Italia, the acquisition of the Tim shares tendered in the Offer increases the value of the equity interest in Tim substantially equivalent to the increase in Telecom Italia’s net financial debt, which, moreover, will be at a level consistent with Telecom Italia’s current rating. The overall effect is that the value of Telecom Italia’s equity will remain substantially unchanged.

3.2.3 Determination of the exchange ratios

The following table summarizes the range of the estimates of the exchange ratios calculated in accordance with the methods and the criteria discussed in the preceding subsections, as the quotient of the estimated value per Tim ordinary and savings share and the estimated value per Telecom Italia ordinary and savings share using the minimum and maximum values of the ranges reported earlier.

	Minimum	Mean	Maximum
Telecom Italia ordinary shares per Tim ordinary share	1.67	1.71	1.75
Telecom Italia savings shares per Tim savings share	2.31	2.36	2.42

The Board of Directors, in the light of the information provided by JPMorgan, Mediobanca, and MCC, as well as Goldman Sachs, and after considering the results of the application of the above-mentioned valuation methods, reached a conclusion with regard to the ratios existing between the economic values of the two companies participating in the Merger.

This conclusion was then compared with that reached by the Board of Directors of Tim, in taking into consideration the information provided by its own advisors, Lazard & Co. S.r.l and Credit Suisse First Boston, as well as Merrill Lynch International Milan office and Studio Casò, represented by Dott. Angelo Casò, who were directly appointed by Tim’s Committee for Internal Control (consisting exclusively of independent directors).

At the end of the valuation process and the comparison between the results obtained, the Board of Directors of Telecom Italia and the Board of Directors of Tim determined that:

(i) the exchange ratio on the basis of which the assignment of the ordinary shares of Telecom Italia will be made is:

1.73 Telecom Italia ordinary shares, with a par value of Euro 0.55 per share for each

1 Tim ordinary share, with a par value of Euro 0.06;

(ii) the exchange ratio on the basis of which the assignment of the savings shares of Telecom Italia will be made is:

2.36 Telecom Italia savings shares, with par value of Euro 0.55 per share for each

1 Tim savings share, with a par value of Euro 0.06.

The above exchange ratios must be verified by the experts appointed under Article 2501- sexies of the Civil Code, namely the accounting firm of Reconta Ernst & Young S.p.A., appointed by the Turin Court, for Tim, and the accounting firm of Mazars & Guerard S.p.A., appointed by the Milan Court, for Telecom Italia, for purposes of issuing the opinion required by law.

3.2.4 Control methodologies

In order to verify the accuracy of the exchange ratios determined applying the methodologies described above, a further check was made using the stock market price method.

The method was applied taking into consideration the average exchange ratios (Telecom Italia ordinary shares per Tim ordinary share and Telecom Italia savings shares per Tim savings share) expressed by the market in different periods prior to the day on which Borsa Italiana S.p.A. suspended trading in the Telecom Italia and Tim securities in view of the forthcoming announcement of the transaction (the ratios given by the official prices recorded on 3 December 2004 and the averages of the official prices in the preceding 1, 3, 6 and 12 months), adjusted for the effect of the distribution of dividends expected in April 2005, before the completion of the Merger.

In contrast, the stock market prices of Tim and Telecom Italia shares after the announcement of the transaction were not taken into account because they were affected by the announcement and were therefore not deemed to be relevant.

The following table shows the average exchange ratios obtained with reference to the different periods specified above.

	3/12/04	1 month	3 months	6 months	12 months	12 months*
Telecom Italia ordinary shares per Tim ordinary share	1.72	1.69	1.71	1.74	1.75	1.74
Telecom Italia savings shares per Tim savings share	2.47	2.41	2.36	2.39	2.44	2.45

*	Average exchange ratios calculated by adjusting the official prices before 24 May 2004 for the distribution of reserves made that day.

The next table shows the minimum, mean and maximum values of the average exchange ratios (Telecom Italia ordinary shares per Tim ordinary share and Telecom Italia savings shares per Tim savings share) expressed by the stock market in the periods considered above.

	Minimum	Mean	Maximum
Telecom Italia ordinary shares per Tim ordinary share	1.69	1.72	1.75
Telecom Italia savings shares per Tim savings share	2.36	2.42	2.47

The above figures are consistent with the exchange ratios determined using the fundamental values described in the previous subsection.

4. Procedure for assigning Telecom Italia shares

The newly issued shares earmarked for the exchange will be assigned to the persons entitled to such shares, through their authorized intermediaries who are participants of the Monte Titoli S.p.A. central securities depository, at the effective date of the Merger.

Non-dematerialized Tim shares may only be exchanged upon delivery of such shares to an authorized intermediary for deposit with the central securities depository on a dematerialized basis.

As part of the procedure for the assignment of Telecom Italia shares, the authorized intermediaries will provide Tim minority shareholders with a service to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, that will permit the number of newly issued shares to which the shareholders are entitled on the basis of the exchange ratios to be rounded up or down to the nearest whole number.

5. Effective date of the Merger and entitlement date

Pursuant to Article 2504-bis, second paragraph, of the Civil Code, the Merger will be effective from the date of the last filing of the merger deed required by Article 2504, or from such later date as may be specified in the merger deed itself.

Accordingly, as of the effective date of the Merger, Telecom Italia will assume all of Tim’s assets, rights and liabilities. Since the Spin-Off is to occur before the Merger is effective, Tim Italia will succeed to all the permits, concessions, licenses and administrative authorizations held by Tim for the provision of mobile communications services in Italy. The Merger will therefore result in Telecom Italia succeeding only to such Tim assets and liabilities as have not been transferred in connection with the Spin-Off.

In accordance with the combined effect of Articles 2504-bis, third paragraph, and 2501-ter, first paragraph, subparagraph 6, of the Civil Code, the transactions effected by Tim will be attributed to and recorded in Telecom Italia’s accounts as of 1 January of the year in which the Merger becomes effective, or 1 January 2005, in accordance with the planned timetable for the Merger. The same date will apply to the tax effects, pursuant to Article 172.9 of Presidential Decree No. 917 of 22 December 1986.

The Telecom Italia shares issued in the exchange will have normal entitlement to all the rights appertaining thereto and will therefore have equivalent rights to the Telecom Italia shares outstanding at the time of issuance.

6. Italian Tax Effects of the Merger on Telecom Italia and Tim

6.1 Tax neutrality

For Italian income tax purposes, pursuant to Article 172.1 of the Consolidated Income Tax Law (Presidential Decree No. 917 of 22 December 1986), the Merger is tax neutral and therefore does not constitute a sale or distribution of capital gains and losses on the assets of the merged or incorporated company, including inventories and goodwill.

6.2 Merger goodwill

As regards the position of Telecom Italia, there is no merger goodwill to be recognized as income for tax purposes, and thus merger differences will have no material tax impact.

6.3 Reserves for tax-deferred income

The reserves for tax-deferred income reported in Tim’s latest financial statements, and existing at the effective date of the Merger, will be treated in accordance with the specific provisions of Article 172.5 of Presidential Decree No. 917 of 22 December 1986, and, if applicable, will be re-established.

6.4 Registration fee

The merger deed is subject to a registration fee of €129.11, pursuant to Article 4.b) of the first part of the schedule attached to Presidential Decree No. 131 of 26 April 1986.

6.5 Italian Tax Effects on shareholders of Telecom Italia

Pursuant to Article 172.3 of Presidential Decree No. 917 of 22 December 1986, the exchange of Tim shares for Telecom Italia shares does not constitute a sale, a distribution of capital gains or losses, or a source of income, as the transaction merely involves the replacement in shareholders’ portfolios of the shares of Tim by shares of Telecom Italia. Accordingly, the basis in the Tim shares will be transferred to the shares obtained in the exchange.

* * *

Shareholders resident in countries outside Italy are urged to consult their own tax advisors about the tax effects of the Merger in their own jurisdictions.

7. Expected major shareholdings and control of Telecom Italia

At 23 January 2005, on the basis of Telecom Italia’s shareholder register and the disclosures made by shareholders pursuant to Article 120 of Legislative Decree No. 58 of 24 February 1998, persons holding directly or indirectly more than 2% of Telecom Italia’s outstanding ordinary shares with voting rights were as follows:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	1,751,765,823	16.96
Brandes Investment Partners LLC (*)	372,896,243	3.61
Hopa S.p.A. (**)	361,364,703	3.50
Assicurazioni Generali S.p.A. (***)	288,964,287	2.80
Bank of Italy (****)	231,499,817	2.24

*	Disclosure pursuant to Article 121.3 of the Regulation on Issuers.
**	Shares held through the subsidiary company Holinvest S.p.A.
***	The list of companies through which the shares are held is available on the Internet at www.consob.it.
****	Shares partly held by the Bank of Italy’s supplementary pension fund.

Telecom Italia’s post-Merger shareholdings will be affected by a number of factors and, in particular, by the conversion of Telecom Italia (formerly Olivetti) 1.5% 2001-2010 convertible bonds with redemption premium and the number of Telecom Italia and Tim stock options that are exercised. As regards the bonds, at 21 January 2005 conversion requests had been received for 463,187,994 additional Telecom Italia shares, compared to the share capital recorded in the Company Register at the same date.

The following table summarizes the foreseeable composition of Telecom Italia shareholders with holdings in excess of 2% of the ordinary share capital, assuming that no bonds are converted (in addition to those related to the requests submitted by 21 January 2005, which are not yet reflected in Telecom Italia’s share capital filed with the Company Register but are considered for purposes of this analysis) and that no stock options are exercised.

The table is based exclusively on information in the Telecom Italia shareholders’ register or disclosed by shareholders pursuant to Article 120 of Legislative Decree No. 58 of 24 February 1998.

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	1,751,765,823	13.46
Brandes Investment Partners LLC	372,896,243	2.87
Hopa S.p.A.	361,364,703	2.78
Assicurazioni Generali S.p.A.	288,964,287	2.22

It is also worth noting that, on 21 December 2004, Olimpia S.p.A. announced the approval by its extraordinary shareholders’ meeting of an increase in capital of €2 billion by means of a rights issue, the proceeds of which will be used to purchase Telecom Italia shares. On 23 January 2005, Olimpia S.p.A. further announced that it had entered into two forward contracts to buy Telecom Italia ordinary shares and bonds convertible into Telecom Italia ordinary shares, respectively. The execution of these contracts – subject to the subscription of the above-mentioned capital increase – will entail an expenditure of appropriately €1 billion. On the same date, Olimpia S.p.A. also announced that the other parties to the contracts already held shares and convertible bonds corresponding to approximately 310 million Telecom Italia ordinary shares.

Upon completion of the Merger, no shareholder is expected to control Telecom Italia.

8. Effects of the merger on shareholders’ agreements falling within the scope of Article 122 of Legislative Decree No. 58 of 24 February 1998

The parties to the shareholders’ agreements falling within the scope of Article 122 of Legislative Decree No. 58 of 24 February 1998 that concern the companies participating in the Merger have not made any notifications concerning the possible effects of the transaction on such agreements.

9. Amendments to the bylaws

As mentioned above, in connection with the Merger, Article 5 of Telecom Italia’s bylaws concerning the company’s share capital will be amended as necessary to take into account the issuance of shares in relation to the exchange ratios referred to in Section 4 above.

The maximum increase in Telecom Italia’s share capital for the purposes of the share exchange,

•	considering the maximum amount by which Tim’s existing share capital may be increased, among other things, as a consequence of the exercise of stock options granted and still valid; and

•	on the basis of the exchange ratios indicated in Section 4 above,

will be a maximum of €1,420,690,865.55, through the issuance of a maximum of 2,291,344,587 new Telecom Italia ordinary shares and a maximum of 291,729,714 new Telecom Italia savings shares, all with a par value of €0.55 per share. The maximum amount of the increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without considering the Tim ordinary and savings shares held by Telecom Italia as a result of the Tender Offer or Tim’s treasury shares, which will not be exchanged in the Merger.

Article 5 of Telecom Italia’s bylaws will also be amended to take into account the increases in capital for Tim’s stock-option plans. Telecom Italia will take over these plans and issue a number of new ordinary shares for their implementation adjusted on the basis of the exchange ratio adopted for the Merger; while the exercise price of each option will remain unchanged.

In other words, the owners of Tim stock options will have the right to purchase at the predetermined price not the original number of ordinary shares of Tim but the larger number of ordinary shares of Telecom Italia, as the company resulting from the Merger, determined on the basis of the exchange ratio of 1 to 1.73. The unit price of ordinary shares deriving from the exercise of stock options will therefore be that obtained for each plan by dividing the original price by 1.73.

In more detail, Telecom Italia will approve an overall maximum increase in capital, divided into the following tranches, each of which is severable:

a) an increase of up to €11,705,656.05 for the exercise of stock options already granted by Tim under its “2000-2002 Stock-Option Plans”, to be implemented by 31 December 2008 through the issuance of up to 21,283,011 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €6.42 for each option held (i.e. €3.710983 for each newly issued share);

b) an increase of up to €1,132,285 for the exercise of stock options already granted by Tim under its “2001-2003 Stock-Option Plans”, to be implemented by 31 December 2005 through the issuance of up to 2,058,700 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €8.671 for each option held (i.e. €5.012139 for each newly issued share);

c) an increase of up to €474,798.50 for the exercise of stock options already granted by Tim under its “2001-2003 Supplementary Plans”, to be implemented by 31 December 2005 through the issuance of up to

863,270 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €7.526 for each option held (i.e. €4.350289 for each newly issued share);

d) an increase of up to €22,150,920 for the exercise of stock options already granted by Tim under its “2002-2003 Stock-Option Plans”, to be implemented by 31 December 2008 through the issuance of up to 40,274,400 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €5.67 for each option held (i.e. €3.277457 for each newly issued share);

e) an increase of up to €3,192,173.05 for the exercise of stock options already granted by Tim under its “2003-2005 Stock-Option Plans”, to be implemented through the issuance of up to a total of 5,803,951 shares with a par value of €0.55 per share, by 31 December 2008 for the first lot, by 31 December 2009 for the second lot and by 31 December 2010 for the third lot. The shares will be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €5.07 for each option held (i.e. €2.930636 for each newly issued share).

The amendments to the bylaws described above will come into force on the effective date of the Merger pursuant to Article 2504-bis of the Civil Code and as provided for in the Merger Plan.

10. Board of Directors’ evaluation of the conditions for exercise of withdrawal right

As the Absorbing Company, Telecom Italia will leave its bylaws concerning the company’s purpose unchanged since the text as it stands does not differ significantly from that of the bylaws specifying Tim’s corporate purpose, as regards either the activities the company can engage in or the related business risk. Furthermore, Telecom Italia’s corporate purpose already allows the company to own equity interests in operating companies, and thus there is no need to make any amendments as a result of the Merger.

As regards holders of Tim savings shares, because of the difference between the dividend premium to which Tim savings shares are entitled and the dividend premium to which Telecom Italia savings shares are entitled, Tim savings shareholders who do not vote in favor of the Merger in the special meeting of Tim’s savings shareholders will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, subparagraph g), of the Civil Code, since their rights will be modified by the share exchange.

The value of Tim savings shares for purposes of such withdrawal rights will be determined as the arithmetic mean of the shares’ closing prices in the six months prior to the publication, by the end of January 2005, of the notice calling the extraordinary meeting of Tim ordinary shareholders.

Consistent with its interest in purchasing all of Tim’s savings shares, as evidenced by the Tender Offer, Telecom Italia has indicated that it intends to purchase all the savings shares for which the right of withdrawal is exercised by exercising its prerogatives in accordance with applicable law.

Milan, 23 January 2005